S 06005275 MMISSION



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51976 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-05 AND ENDING 12-31-05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AZROC Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4055 Monroeville Blvd., Building 1, Suite 410
(No. and Street)

Monroeville, PA 15146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mohammad A. Samad 412-372-1750
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michell, Rodger D.
(Name – *if individual, state last, first, middle name*)

P. O. Box 735 Bethel Park PA 15102
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Mohammad A. Samad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AZROC Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
Ramona R. Kernan, Notary Public
Monroeville Boro., Allegheny County
My commission expires October 30, 2006

Ramona R. Kernan
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

**RODGER D. MICHELL**
**CERTIFIED PUBLIC ACCOUNTANT**

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Securities, Inc.
Monroeville, Pennsylvania

## INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of AZROC Securities, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AZROC Securities, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bethel Park, Pennsylvania
February 17, 2006

## AZROC SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 11,476 |
| Money Market Accounts | | 104,215 |
| Commissions and Fees Receivable | | 114,965 |
| Deposit with clearing firm | | 25,000 |
| Investments, at market | | - |
| Prepayments | | 6,392 |
| Property and equipment, net of accumulated depreciation of $56,506 | | 104,071 |
| Total Assets | $ | 366,119 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts Payable and accrued expenses | $ | 1,105 |
| Payroll taxes withheld | | 837 |
| Total Liabilities | | 1,942 |
| Stockholder's Equity | | |
| Common Stock, no-par value, 100,000 shares authorized, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 6,780 |
| Retained Earnings | | 356,397 |
| Total Stockholder's Equity | | 364,177 |
| Total Liabilities and Stockholder's Equity | $ | 366,119 |

The accompanying notes are an integral part of these financial statements.

AZROC SECURITIES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenues | |
| Commission and fee income | $1,563,979 |
| Investment income | 15,810 |
| Total revenues | 1,579,789 |
| Expenses | |
| Salaries and related benefits | 703,040 |
| Other expenses | 105,098 |
| Occupancy | 32,571 |
| Depreciation | 21,097 |
| Professional services | 18,386 |
| Total Expenses | 880,192 |
| Net income | $ 699,597 |

The accompanying notes are an integral part of these financial statements.

## AZROC SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2005

| | COMMON STOCK | | ADDITIONAL PAID IN | RETAINED |
|---|---|---|---|---|
| | SHARES | AMOUNT | CAPITAL | EARNINGS |
| Balance January 1, 2005 | 1,000 | $ 1,000 | $ 6,780 | $ 341,800 |
| Net income | | | | 699,597 |
| Dividends | | | | (685,000) |
| Balance, December 31, 2005 | 1,000 | $ 1,000 | $ 6,780 | $ 356,397 |

The accompanying notes are an integral part of these financial statements.

AZROC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 699,597 |
| Adjustments to reconcile net income to net cash provided from operating activities | |
| Depreciation | 21,097 |
| Decrease in Commissions and Fees Receivable | 42,282 |
| Decrease in investments | 10,090 |
| Increase in prepayments | (6,324) |
| Decrease in accounts payable and accrued expenses | (2,230) |
| Increase in withheld payroll taxes | 434 |
| Net cash provided from operating activities | 764,946 |
| Cash flows from investing activities | |
| Equipment purchases | (57,888) |
| Cash flows from financing activities | |
| Dividends | (685,000) |
| Net increase in cash | 22,058 |
| Cash, beginning of year | 93,633 |
| Cash, end of year | $ 115,691 |

SUPPLEMENTAL INFORMATION

| | |
|---|---|
| Cash paid during the year for interest and income taxes | $ - |
| Non cash financing and investing activities: | none |

The accompanying notes are an integral part of these financial statements.

NOTE A ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer and a member of the National Association of Securities Dealers (NASD), and is supervised by the Securities and Exchange Commission (SEC), and is also an SEC registered investment advisory firm. The Company was incorporated in the state of Pennsylvania in 2000. Operations as a broker-dealer began in 2002 after the Company received its membership upon its merger with Anderson Samad, Inc., member NASD, SIPC.

During 2005 the Company operated using two (2) names. From January 1 through March 29 the company's name was AZROC Capital Management, Inc., the same name as it had been in prior years, and effective March 30, 2005 the company changed its name to AZROC Securities, Inc. This name change was filed with the Pennsylvania Department of State. During 2005 there were no other changes to the reporting entity.

NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Income and Investment Advisory Income

Commission income and related commissions payable to sales representatives are recorded on a trade date basis. Investment advisory fees are received quarterly but are recognized monthly as earned. No allowance for uncollectible accounts is considered necessary.

Income Taxes

The shareholder has consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code which provide for the Company's income to be taxed directly to its shareholder. Accordingly, no provision for federal or state income taxes has been included in the accompanying financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand and in banks, and money market accounts to be cash equivalents.

NOTE C PROPERTY AND EQUIPMENT

Equipment and leasehold improvements are carried at cost. Expenditures for maintenance and repairs are charged against operations, while renewals and betterments that materially extend the lives of assets are capitalized. Depreciation is computed for financial statement purposes on a straight line basis over 3-7 years, which is management's determination of the estimated useful lives of the assets.

NOTE C PROPERTY AND EQUIPMENT (continued)

Property and equipment consisted of the following as of December 31, 2005:

| | |
|---|---|
| Automobiles | $ 97,608 |
| Computers and equipment | 25,472 |
| Furniture and fixtures | 33,726 |
| Telephone equipment | 3,771 |
| | 160,577 |
| Less accumulated depreciation | ( 56,506) |
| | $104,071 |

NOTE D LEASES

The Company leases its office space, and has related obligations under an operating lease with initial noncancellable terms in excess of one year. For the year ended December 31, 2005 rental expense paid under this arrangement was $32,571. The lease contains provisions for adjustments for changes in operating costs and real estate taxes.

The lease may be terminated by the Company after October, 2004 with three months advance notice. As of December 31, 2005, future rentals due under the agreement are $22,293 for the year ending December 31, 2006.

NOTE E RELATED PARTY TRANSACTIONS

Transactions with Shareholder and Director

During 2003 the Company purchased through its shareholder a new vehicle costing $39,720. Under terms of the agreement, title is with the shareholder and the Company is to incur directly the costs of owning and maintaining the vehicle. During 2005 the Company incurred approximately $2,700 for maintaining the vehicle.

NOTE F DEPOSIT WITH CLEARING ORGANIZATION

The Company has $25,000 cash on deposit with its clearing firm, National Financial Services, Inc., member NASD, SIPC.

NOTE G INVESTMENTS

The Company has recorded investments in warrants and stocks related to the NASD/NASDAQ Phases 1 and 2 restructuring. The investments are recorded at lower of cost or market, and consist of 1,500 warrants to purchase 1,500 shares of THE NASDAQ STOCK MARKET, INC. The cost of the warrants is $20,100, and at December 31, 2005 they are carried at $-0- because the market value of the warrants was undeterminable and there was no established market for the warrants. The warrants expire June 27, 2006.

For purposes of determining unrealized gain or loss on these investments, management of the Company has classified these investments as trading. For the year ended December 31, 2005 the statement of income includes a gain on the sale of 1,000 shares of THE NASDAQ STOCK MARKET, INC. of $8,671 included in investment income.

NOTE H MAJOR CUSTOMER

The Company earns over 50% of its revenues from commissions earned

NOTE H MAJOR CUSTOMER (continued)

through trades of one customer, and the loss of that customer could have a materially adverse effect on the Company. While the contract between the parties is cancelable with 30 days notice, the customer has continuously dealt with the Company or its founder since 1991.

NOTE I SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension plan covering substantially all employees. Contributions paid for the year 2005 as of December 31, 2005, were $104,794.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2005 the Company had net capital of $251,630, which was $246,630 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

AZROC SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

| | |
|---|---|
| Computation of net capital | |
| Total stockholder's equity | $ 364,177 |
| Nonallowable assets | |
| Securities not readily marketable | - |
| Property and equipment, net | 104,071 |
| Prepayments | 6,392 |
| Total nonallowable assets | 110,463 |
| Net capital before haircuts | 253,714 |
| Haircut on money market accounts | (2,084) |
| Net Capital | $ 251,630 |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005) | $ 251,630 |
| Computation of basic net capital required | |
| Net capital required is the greater of $5,000 (the minimum dollar requirement of reporting broker dealer) or 6.67% of the aggregate indebtedness (total liabilities): | |
| Aggregate indebtedness | |
| Total liabilities | $ 1,942 |
| Aggregate indebtedness X 6.67% | $ 130 |
| Net capital (from above) | $ 251,630 |
| Less basic net capital required | (5,000) |
| Net capital in excess of requirement | $ 246,630 |
| Ratio of aggregate indebtedness to net capital | 0.01 : 1 |

AZROC SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER
RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

RODGER D. MICHELL
CERTIFIED PUBLIC ACCOUNTANT

TELEPHONE 412-854-0683
FAX 412-854-0245

P.O. BOX 735
BETHEL PARK, PENNSYLVANIA 15102

To the Board of Directors
AZROC Securities, Inc.
Monroeville, Pennsylvania

## REPORT ON INTERNAL CONTROL

In planning and performing my audit of the financial statements and supplemental schedules of AZROC Securities, Inc. (the Company), for the year ended December 31, 2005, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bethel Park, Pennsylvania
February 17, 2006

# AZROC SECURITIES, INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

## DECEMBER 31, 2005

**RODGER D. MICHELL**

Certified Public Accountant